FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 29, 2020
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

Virtual Shareholder Event Statements

29 April 2020

The Royal Bank of Scotland Group plc will broadcast its Virtual Shareholder Event at 3.00pm today. The following is an extract from the remarks to be made by Howard Davies, Chairman, and Alison Rose, Chief Executive, at the event.

Howard Davies

Welcome, and thank you for joining this virtual shareholder event on the day of our 2020 AGM.

The difficult decision to exclude shareholders from our formal meeting was taken to protect all our shareholders and staff.

Delivering a speech like this from home is a novel experience for me.  I was expecting to be at our usual AGM venue at the Conference Centre in Gogarburn, which, I am proud to say has been temporarily turned into a depot for donated food supplies for those in need, working in partnership with Social Bite and the Trussell Trust.

But then these are exceptional circumstances.  Restrictions have been put on our personal freedoms and on the ability of businesses to operate.  I hope you are staying safe in such difficult times.

Although you were not able to attend the AGM in person, we took steps to ensure all shareholders could submit their votes in advance, either online or by post. A significant number of you did that, and we will publish the results in the usual way.

We also think it is crucial that our shareholders have the opportunity to scrutinise the performance of the company and its Board of Directors.

During 2019, we held our first virtual shareholder evening - where those attending were able put questions to a panel of executives and Non-Executive Directors and learn more about the business.

The Board remains committed to regular communication with shareholders and we plan to hold further shareholder events as we did last year.

I would like to draw your attention to some notable changes in our membership since the last AGM.

Most significantly, we have appointed a new Chief Executive, Alison Rose, and said goodbye to our former CEO, Ross McEwan.

I would like to take this opportunity to reiterate my thanks to Ross - on behalf of the Board - for his immense contribution to RBS through his tenure here.

The bank underwent a substantial transformation under Ross' leadership, not least in strengthening our balance sheet and returning the bank to profitability.

I was delighted we were able to announce Alison Rose's appointment as Group CEO to replace Ross.

During her time leading this bank, she has set out a clear vision to build a purpose-led organisation to balance the interests of all our stakeholders and champion potential helping people, families and businesses to thrive.

In addition to the change of Group CEO we have also welcomed Yasmin Jetha as Non-Executive Director to the Group Board.  She was previously a Group Board director before joining NatWest Holdings Limited, our ring fenced bank, as a Non-Executive.

We have also said goodbye to Alison Davis, who stepped down from her role on 31 March.  The Group Board and RBS as a whole have benefited from her extensive knowledge and expertise since she joined in 2011. Her contribution to the Group Board will be greatly missed.

Our former Company Secretary Aileen Taylor left the bank in August 2019 following 19 years with RBS, and was replaced by Jan Cargill, previously Deputy Secretary and Director, of Corporate Governance.

I would like, once again, to welcome my new colleagues and to thank all those who have left us for their respective contributions to the bank over many years.

As we enter a new era, we have announced plans to change our Group name from RBS to NatWest.

The Board decided this was the right time to align our parent name with the brand under which the great majority of our business is already delivered.

Customers will see no change to the products or services they receive because of the name change, which will become effective later this year.

Similarly, our employees will see no change to the way they work, and we will not be moving people out of Scotland as a result of this decision. Nor are there any planned changes to the location of our registered headquarters in Edinburgh.

In 2019, compared to the previous year, profits were up, costs were down, and we grew lending to households and businesses while retaining strong capital and liquidity positions.

Despite a slowing economy and continued low interest rate environment, the bank delivered a solid performance, generating a pre-tax operating profit of £4.2 billion and an attributable profit of £3.1 billion or £1.6 billion excluding the foreign exchange recycling gain following the merger of Alawwal Bank with Saudi British Bank.

We also took a significant additional charge of £900 million relating to Payment Protection Insurance as we, along with other banks, experienced a significantly higher number of claims than expected as we approached the Financial Conduct Authority's August 2019 deadline.

The bank reduced its operating costs by a further £310 million, taking the cumulative cost reduction to £4.5 billion since 2014.

And our balance sheet remained strong.  We obtained a clear pass in the Bank of England stress test in December. Our Common Equity Tier 1 ratio - the key measure of financial strength - is the highest of the major UK banks.

All of which means we are in a strong position as we face into the economic impact of Covid-19, to be able to continue to support our customers and to take decisions that will have a positive impact on society.

I will leave Alison to talk in more detail about our purpose-led strategy and future targets, as well as the decisions we are taking to help our customers and communities during this difficult time.

The Board is entirely supportive of this strategy and firmly believes that putting purpose at the heart of our decision-making will create a more sustainable bank that will, in turn, generate more sustainable returns for you, our shareholders.

When I wrote to you in February, I said that uncertainty continues to dominate the political and economic environment. That now feels like an understatement.

Covid-19 has changed everything.  Along with all other UK banks, RBS has seen its share price fall sharply, reflecting uncertainty about the economy and the prospect of lower interest rates for the foreseeable future.

People are worried about their own physical and mental well-being. They are worried about their jobs and the future of their businesses. And they are worried about whether they will be able to access the necessary support in a period of extended lockdown.

We can't be sure how long the extraordinary measures that have been put in place will last, or the toll Covid-19 will take on our society and the economy. But we know the impact is likely to be stark and long-lasting.

With the considerable resources at our disposal, this bank has a responsibility to take action and make a meaningful contribution to manage through this crisis and recover from it

The Government and the Bank of England have taken unprecedented steps in both monetary and fiscal policy. We have already seen interest rates cut to historically low levels, and huge Government-backed interventions designed to enable banks to lend to businesses and support the customers who need it the most.

That is welcome and necessary. But the unfortunate reality is that some of our customers are facing, and will continue to face, extremely challenging circumstances.

We are here to help. And we are constantly monitoring the impact of coronavirus so we can adapt our business and support the customers and communities who rely on us every day.

There should be no doubt that the decisions being taken by the bank, the Government and the regulators, alongside the deterioration in the economic outlook, will have a significant impact on our income and ability to deliver returns, at least in the short term.

You will have seen, for example, the decisions we have taken - alongside all the other major UK banks - to cancel the final ordinary and special dividend payments for 2019, not to pay any quarterly or interim dividends this year and to defer decisions on any future shareholder distributions until the end of 2020.

That was not a decision we took lightly, and I am sure it will have been a disappointment to many of you, especially those who rely on the income from their shareholdings. It was, however, in response to a formal request from the Prudential Regulation Authority.

I would like to reassure you that we remain committed to capital returns and we will continue to review the situation and look to resume distributions in due course.

Our commitment to returning capital was apparent at our 2019 interim results when we paid an ordinary interim dividend of 2p per share and a special of 12p per share. Taken together with the £1.6 billion dividends we returned in 2018, that represents over £3.3 billion in dividend payments to date, of which £2 billion has been returned to the UK taxpayer.

As part of our decision-making around dividends, we also announced that we would not undertake any share buy backs until the end of the year. That will have come as little surprise and is the right thing to do.

As recently as our Full Year Results presentation in February, we saw greater potential to take part in share buybacks in the short term.

The situation is now very different following the outbreak of coronavirus. Our share price currently stands at around 115p, less than half its value at the beginning of the year broadly mirroring the share price performance of other banks. Clearly this is very disappointing, and we would hope it is only a temporary decline.

The Government reaffirmed its commitment to disposing of its stake in RBS in this year's Budget, albeit over a slightly extended period of time. But there is no realistic prospect of a share sale soon. The Government has other priorities and more pressing challenges. And so do we.

That said, we asked you today to renew our authority to participate in a directed buy back of Government shares. This authority will last for twelve months until our next AGM and provide the flexibility for us to participate in a buy back early in 2021 should circumstances change and the Board judge it to be in the bank's best interests. This would, of course, also be at the discretion of the Treasury.

Turning to remuneration, we also asked you to approve the renewal of our Directors' Remuneration Policy and the implementation of the existing policy.  The current policy has reached the end of its three-year cycle.

The Performance & Remuneration Committee and the Board have agreed performance measures for executive directors that are directly aligned with our goal of being a purpose-led bank.  Measures include building the capability of employees to realise their potential, helping to address climate change and embedding a shared purpose across the organisation.

The current policy ensures there is significant alignment between shareholders and the rewards achieved by executives. Around 70% of executive director pay is delivered in shares over an eight-year time frame. But the policy that applies to the broader workforce is equally important and we are committed to paying all our employees fairly.

The policy was introduced in 2017 and sought to create a simpler, less incentivised culture, based on long-term shareholdings and limiting the potential for excessive risk-taking. Variable pay is delivered entirely in shares, with performance assessed before granting awards and again before vesting to ensure that performance has proved sustainable. It remains a relatively unusual construct in terms of market practice, but I'm pleased to say it has received strong support from shareholders at the last three AGMs.

A consultation on the policy took place with our major shareholders during 2019 and feedback continued to be positive. The Board believes that the existing policy has served the Group well and only a small number of changes were proposed to align with the latest investor guidance and market practice.
●           First, the pension rate for executive directors will be reduced to 10% of base salary, in line with the wider workforce. This rate has already been applied when Katie and Alison were appointed in 2019.
●           Secondly, building on the existing shareholding requirement, executive directors will also be required to hold a set level of shares for at least two years after leaving the Group.
●           Finally, flexibility will be introduced to allow Long Term Incentive awards to be adjusted for the absence of dividends during the vesting period.  That will only be used for future awards, and only once dividend payments to ordinary shareholders have been re-established.

You may be aware following the publication of reports from a number of proxy advisors that ISS and PIRC have recommended that shareholders vote against the policy.  This is similar to the position taken by these agencies in 2017.  We do not believe this reflects the sentiment expressed by shareholders at previous AGMs or indeed during our latest consultation meetings.

One of the main points of contention for ISS is the disapplication of pro-rating for Long Term Incentive awards. No pro-rating after grant is fundamental to our Executive Director construct. It allows for a fair level of value to be delivered to executives whilst having significantly lower maximum awards compared to peers. As the main performance assessment takes place before grant, the award has already been 'earned' to a large extent. It also ties in with the long-term aims of our policy, helping to ensure individuals are motivated up to the point of departure and beyond.

I also want to assure you that remuneration will play an important part in the Group's continuing response to the coronavirus crisis. One early decision that has been made, in conjunction with the PRA, is that we will not satisfy any variable remuneration previously awarded to senior employees in cash. The Performance & Remuneration Committee is closely monitoring the situation and will consider what further actions on remuneration may be appropriate.

As I have mentioned, we are currently in a period of extraordinary share price volatility and the Board retains discretion to adjust the vesting outcomes of Long Term Incentive awards to ensure they are an appropriate reflection of performance. Executive directors hold significant numbers of shares so they are already closely aligned with any change in value that shareholders experience. This is one of the main features of our policy.

Recognising the impact that the current situation is having on people, families and businesses across the UK, Alison and I also thought it was appropriate to forgo 25% of our fixed pay for the remainder of 2020, which will be donated to the National Emergencies Trust Coronavirus Appeal. Alison has also asked not to be considered for any variable pay this year.

Turning to diversity and inclusion, this continues to be a major priority for the bank.

As well as being the only major European bank to have an all-female leadership team at Executive Director level, 44% of the bank's top 4,000 leadership positions are now filled by women; a 12% increase since our targets were put in place.

That is good progress towards our aim to have a fully gender-balanced workforce at all levels of the organisation by 2030.

At the start of 2018, we also introduced formal UK targets to improve the representation of Black, Asian and Minority Ethnic colleagues in our top four leadership layers to at least 14% by 2025. At present, that figure is 9%.

Our plan to improve this figure includes reciprocal mentoring, targeted development workshops and leadership programmes and ensuring we have a BAME focus on recruitment, talent identification and promotion.

Before I hand over to Alison, I would like to reiterate how important it is that we stand together through these challenging times. As a bank, we are determined to play our part.

Our strong balance sheet means we are well positioned to continue to support our customers and the UK economy during these difficult times as well as to deliver sustainable returns to our shareholders in the longer term.

All that remains is for me to wish you and your families the best of health at this difficult time. And I look forward to speaking to you face-to-face in happier and more normal circumstances next year.

I would now like to hand over to Alison.

Alison Rose

Thank you, Howard. And welcome to you all.

As Howard said, these are unique circumstances, but this meeting is a very important part of our calendar, and I am delighted that we still have the opportunity to give you an update on the bank's current position and to answer your questions, so thank you for joining us.

Wherever you are today, I hope that you and your families are keeping safe and well.

As you all will recognise, the challenge that Covid-19 presents to everyone in this country and around the world is unprecedented.  Every person, family and business has been affected by the current situation and the Group have been doing all we can to support our customers and the communities we serve and will continue to do so long after this first phase of response has ended.

Over the last month alone, to support people and families, we have:

●        Helped over 190,000 customers with a 3 month mortgage repayment holiday.
●        Frozen overdraft rates for at least 3 months, with similar forbearance available on personal loan repayments and credit cards.
●        Established a dedicated support line for customers over 70, and another for NHS workers.
●        Reached out directly to some of our most vulnerable customers, contacting over 250,000 to date.
●        We have set up a cash delivery service for vulnerable customers and launched a new companion card.
●        And, importantly, we have kept the majority of our branches open for those people and businesses who have no other alternative to do their banking.

We have also implemented a range of measures to support businesses, including;

●          Announcing a £5bn Working Capital Fund before any other bank, lending nearly £4bn to help our customers to adapt to the crisis and begin to weather the storm.
●          Offering up to 6-month Capital Repayment Holidays on fixed and variable rate lending.
●          We have moved at pace to implement the various schemes introduced by the government, including the Coronavirus Business Interruption Loan Schemes or CBILs and the Bank of England's Covid-19 Corporate Financing Facility or CCFF.
●          Up to Thursday 23 April we have seen:
o  c.7,400 CBILs approved at a value of c.£1.4bn.

o  Following the launch at the end of last week of the larger business CLBIL scheme, we have already had requests totalling £29m.

o  And executed 13 Covid Corporate Financing Facility mandates at a value of c£3.1bn.

●        We believe we are doing more than any other bank to operationalise and deliver these schemes for our customers, and this week, with peers, we will launch the small CBILs scheme as announced on Monday 27 April.

Importantly, we have managed to extend this very substantial range of extra support without losing sight of the bank's responsibility to manage risk intelligently and ensure our safety and soundness is protected.

Setting up new processes and propositions is not straight forward, but the resilience, determination and professionalism displayed by my colleagues and the teams right across the bank in making this happen has been nothing short of inspirational - and I would like to take this opportunity to publicly thank all of my colleagues for the amazing work they have done in the face of very difficult circumstances.

We have also been working hard to ensure that staff across the bank have been properly supported through the coronavirus outbreak.

In the midst of huge uncertainty, one of the first things we did was to reassure colleagues that they would continue to be paid their full salary for the following six months should their ability to work be impacted by coronavirus.

We have also had to stand up new ways of working for thousands of colleagues at very short notice. We currently see between 40-50,000 members of staff working from home each day - three times our previous record.  We have also been directing our colleagues to where the greatest need is, and have retrained or redeployed staff to areas where we have needed to increase capacity.

We have also used our strong regional footprint to support both our customers and our colleagues. Our deep sector expertise in the regions is helping us respond in a targeted fashion to support businesses, we are using our Regional Boards to gather insight and share best practice to inform our response, and we are engaging with communities locally to offer our support where we can.

Beyond our customer and colleague base, we've also reached directly into the community to offer further help. This includes a £5m support fund for young entrepreneurs through the Princes Trust; a £5m fund available to match customer donations to the National Emergencies Trust; with £3m raised to date; as Howard mentioned, turning the Conference Centre at our Edinburgh headquarters into a distribution centre for food banks across Scotland, and last week we joined with our catering partner Baxter Storey to give over use of our kitchens at Gogarburn to help prepare food for front line health care workers.

Like everyone across the country, we are all in awe of the work they are doing and I'd like, on behalf of the bank, to say thank you to everyone working in the NHS and the care sector for their amazing efforts.

Our response has been guided by our Purpose that we launched in February - to champion the potential of people, families and businesses so they can thrive.

Building a purposeful bank drives our strategy, and I am proud to see how our purpose-led approach over the last seven weeks has shaped how we have made decisions and responded to this crisis.

Long term success is about balancing the interests of all of our stakeholders - our shareholders, our customers, and our colleagues, as well as the communities that sustain us.

That is the core of the strategy that I set out in February, and is what we will maintain as we navigate through the coming years.

I want to now briefly cover an update on the focus areas and priorities of our strategy, before briefly summarising our 2019 financial results.

When we laid out our purpose-led strategy in February, I highlighted 3 particular areas of initial focus; learning, enterprise and climate.  Our focus on these remains unchanged:

●     On learning, there is a clear need to develop greater financial capability and confidence in our communities, as well as a dynamic learning culture for our colleagues.  This remains critical and we have launched a learning academy across the Group as well as enhanced learning and support for our customers to help them through this crisis and   support financial capability.
●     On enterprise, and the crucial role we have to play in supporting businesses all around the country, I have already outlined our delivery on the Government schemes, and the many other measures we have put in place to support our business customers.
●     As ever, we are listening and responding to their feedback, and our teams in every region are engaging with customers every day of the week, to do all we can for them in this critical time.
●     And on climate, something that despite the immediate challenges we face, still remains one of the defining challenges of our lifetime. We have committed to £20bn of additional funding and financing for climate and sustainable finance by 2022, as well making our own operations net carbon zero in 2020 and climate positive by 2025. We want to at least halve the climate impact of our financing activity by 2030 and we are working to quantify our climate impact and set sector-specific targets.

We identified these 3 areas because they are issues where we believe our business and role in society means we can make a meaningful contribution. For now, we are rightly putting much of our focus into helping navigate through the crisis. This may impact how quickly we reach our initial goals, but our long-term ambitions have not diminished.

Aligned with our purpose, I also set out more details on some of the key strategic actions we will take over the coming years, based on the core themes of being safe, simple and smart.

Firstly, I have made it clear that safety and soundness will underpin everything we do.

Our strong balance sheet and intelligent focus on risk remain absolutely critical, especially as we continue to support responsible lending in order to stand by our customers.

In today's digital world, our operational resilience and keeping our customers' data safe are top priorities, so we continue to invest in fraud prevention and security.

Our investment and innovation in digital has helped us to respond in an agile fashion to offer simple and smart solutions to our customers.

One of the key reasons we have been able to develop these products and solutions so quickly and safely in recent weeks is because of our ongoing investment in our digital platforms.

Partnerships are another important part of our future strategy and we will continue to look to partner in order to innovate.

Ongoing simplification of our processes and customer journeys is key, and these examples mentioned today show how, in many ways, this crisis has accelerated our progress in doing this.

Being safe, simple and smart will, therefore, not only guide us in supporting our customers and the UK economy through this crisis, but also guide our thinking in how we shape the bank as we emerge from it.

When I spelled out our plans in February, we could not have predicted how quickly, or how severely the coronavirus pandemic would come to affect everyone. However, it is important to note that we face into this crisis from a position of strength. Last year, despite considerable uncertainty in the economy, we delivered a solid set of results. As Howard mentioned, for 2019, we reported an operating profit before tax of £4.2 billion, and a bottom-line profit of £3.1 billion. These are both up substantially on 2018, benefitting from one-offs in the year.

We also exceeded our targets for the year on lending and on cost reduction, we saw £310m in savings - above our £300m cost target.

Underlining our core stability, we ended the year with a CET1 ratio of 16.2%.

We will shortly release our Results for Q1, so you will understand that I am restricted in how much I can say about our financial performance so far this year.

It's widely expected that the coronavirus pandemic will continue to have a serious impact on the economy, and consequently impact our performance, especially over the short-to-medium term. Along with the Board, my executive team and I are actively managing against that disruption, ensuring we offer the support our customers need while maintaining a prudent approach to risk.

Given these pressures, we remain more confident than ever that the priorities I laid out in February, and have shared with you today, set the right path for the Bank in the long term.

Among those priorities were the changes we said we would make to NatWest Markets.

I am pleased to say that we have already begun the work to refocus the business, as it becomes a smaller, less expensive part of the Group, more closely aligned to our core customer base. Tightly managing our costs is going to be fundamental for us, and if we want to be able to give our customers the support they need, we must remain focused on the need to simplify. These changes are an important part of that simplification.

We are now more than a month into an extraordinary period of lockdown, affecting the vast majority of the countries in which we operate. Economic activity has been severely disrupted, and there are likely to be lasting effects for many.

As I hope I have made clear today, we have used our purpose to drive a proactive and comprehensive approach to supporting our customers, and we will continue to do so.

Throughout this difficult period, there have been also been some positives that we can reflect on. Across industry, as well as with our political and regulatory stakeholders, we have seen a fantastic spirit of collaboration as we try to implement mechanisms aimed at supporting wide swathes of the economy.

At some point, probably gradually at first, life will begin to return to a new normal. When this happens, it is just as important that we are positioned to support economic recovery. By maintaining our focus on becoming purpose-led, carefully utilising the financial strength we have built over the last few years and being there for our customers as we rebuild, we can continue playing our part to champion potential, helping people, families and business to thrive.

Thank you.

Forward looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBSG plc's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to RBSG plc in respect of, but not limited to: its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital and operational targets), its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and RBSG plc's exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the final number of PPI claims and their amounts, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the uncertainty surrounding the Covid-19 pandemic and its impact on RBSG plc. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBSG plc's actual results are discussed in RBSG plc's UK 2019 Annual Report and Accounts (ARA) and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBSG plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and RBSG plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 29 April 2020

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary